Filed by Bleichroeder Acquisition 2 France pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Bleichroeder Acquisition Corp. II (File No. 001-43045)

Pasqal Introduces New Integration with NVIDIA CUDA-Q to Enhance Its Hybrid Quantum Computing Environment for HPC

New integration brings CUDA-Q workloads into standard Slurm workflows on Pasqal neutral-atom quantum systems, advancing quantum-GPU supercomputing.

PARIS--(BUSINESS WIRE)--Pasqal, a global leader in neutral-atom quantum computing and member of the NVIDIA Inception program for startups, announced today the integration of the NVIDIA CUDA-Q platform (“CUDA-Q”) with its Quantum Resource Management Interface (QRMI) runtime. The integration enables CUDA-Q workloads to be scheduled and orchestrated on Pasqal quantum systems through standard Slurm-based high-performance computing (“HPC”) workflows via QRMI, making quantum processors native accelerators in heterogeneous HPC environments. This milestone follows Pasqal’s recently announced path to go public through a business combination with Bleichroeder Acquisition Corp. II (Nasdaq: BBCQ).

HPC centers and enterprise compute teams rely on proven operational models to run large-scale workloads securely and efficiently. By integrating CUDA-Q with QRMI, Pasqal aims to reduce adoption friction for HPC users by enabling quantum workloads within familiar Slurm job submission, scheduling, and monitoring workflows.

CUDA-Q, NVIDIA’s open-source platform, provides a unified programming framework combining CPUs and GPUs with quantum processors (“QPUs”). CUDA-Q enables tight interleaving of GPU-accelerated classical kernels and quantum routines running on Pasqal’s neutral-atom processors.

QRMI exposes QPUs as schedulable resources within Slurm, enabling secure authentication, allocation, and monitoring alongside CPUs and GPUs. Users submit jobs through standard HPC interfaces, and QPUs are provisioned automatically as part of the Slurm workflow when quantum workloads are executed. Designed to be hardware-, modality-, and vendor-agnostic, QRMI integrates quantum processors into existing HPC infrastructures without requiring changes to core operating models.

QRMI originated from an initiative established by IBM with collaborative development from Pasqal, RPI, and STFC Hartree Centre. This integration represents Pasqal’s next step in enabling production-grade hybrid HPC–quantum workflows and provides the foundation for additional on-premises software components in Pasqal’s stack.

Pasqal’s on-premises stack is intended to be first deployed at CINECA, integrating Pasqal’s QPU with Leonardo (the EuroHPC pre-exascale supercomputer co-funded by the Italian Ministry of University and Research, MUR) to enable Slurm-native hybrid GPU–QPU workloads. The integration is already available using QPUs on Pasqal’s cloud platform.

“HPC users don’t want a new operational model to access quantum capabilities. By integrating CUDA-Q into our HPC-native environment with the QRMI, we’re enabling Pasqal quantum processors to be used within hybrid GPU-QPU workflows leveraging the existing resource management systems HPC teams already run in production. This is a practical step toward making quantum acceleration usable at scale, alongside CPUs and GPUs, for real applications in optimization, simulation, and AI,” said Wasiq Bokhari, Pasqal’s Chief Executive Officer.

“CUDA-Q is designed to make hybrid quantum-classical computing accessible to developers by unifying quantum and HPC resources,” said Sam Stanwyck, Director of Quantum Product at NVIDIA. “By integrating CUDA-Q with QRMI, Pasqal is enabling developers to explore new hybrid quantum-classical applications at supercomputing centers around the world ”.

“Leonardo will be among Europe’s first supercomputers supporting hybrid HPC–QPU workloads in our standard Slurm environment,” said Sara Marzella, Responsible of Quantum Computing group at CINECA.

About Pasqal

Pasqal is a leader in the industrialization of neutral-atom quantum computing, transforming Nobel Prize-winning research into real-world solutions for industry, science, and governments. Since its founding in 2019, Pasqal has built high-performance quantum systems and cloud-ready software designed to address complex challenges in optimization, simulation, and artificial intelligence.

Pasqal, headquartered in France, employs over 275 people and serves over 25 clients, including CMA CGM, OVHcloud, Thales, IBM (Pasqal is part of the IBM Quantum Network), and Sumitomo. Backed by more than USD 300 million to date in total funding from international investors, Pasqal seeks to accelerate the adoption of scalable, high-performance quantum computing worldwide.
www.pasqal.com

About Bleichroeder

Bleichroeder Acquisition Corp. II is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Forward Looking Statements

This communication contains certain statements that are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”), the estimated or anticipated future results and benefits of the combined company following the business combination, including the likelihood and ability of the parties to successfully consummate the business combination, future opportunities for the combined company, the committed convertible financing and other statements that are not historical facts.

These statements are based on the current expectations of Bleichroeder and/or Pasqal’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Bleichroeder and Pasqal. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the inability of the parties to consummate the business combination or the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement entered into in connection to the business combination, including failure by Bleichroeder or Pasqal to receive their respective shareholder approval or required regulatory approvals of the business combination; the number of redemption requests made by Bleichroeder’s shareholders in connection with the business combination, leaving the combined company with insufficient cash to execute its business plans; the outcome of any legal proceedings or governmental investigations that may be instituted against the parties following the announcement of the business combination; failure to realize the anticipated benefits of the business combination, including as a result of a delay in consummating the potential transaction; the risk that the business combination disrupts Pasqal’s current plans and operations as a result of the announcement and consummation of the business combination; the risks related to Pasqal meeting expected business milestones; the effects of competition on Pasqal’s business; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on a U.S. national securities exchange following the business combination; the ability to achieve dual listing on Euronext N.V. Paris following the business combination; costs related to the business combination; the ability of Bleichroeder or the combined company to raise capital or issue debt, equity or equity-linked securities in connection with the proposed business combination or in the future on reasonable terms or at all; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s financial performance and limited operating history; Pasqal’s expectations regarding future financial performance, capital requirements and unit economics; Pasqal’s use and reporting of business and operational metrics; Pasqal’s competitive landscape; Pasqal’s dependence on members of its senior management and its ability to attract and retain qualified personnel; Pasqal’s potential need for additional future financing prior to or after the business combination as a combined company; Pasqal’s concentration of revenue in contracts with government or state-funded entities; Pasqal’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or that Pasqal and Bleichroeder currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. Pasqal and Bleichroeder anticipate that subsequent events and developments will cause their assessments to change. However, while Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pasqal’s or Bleichroeder’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or results of such forward-looking statements will be achieved.

An investment in Bleichroeder is not an investment in any of its founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Bleichroeder, which may differ materially.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder intends to file a registration statement on Form F-4 with the SEC (the “Registration Statement”), which will serve as both the proxy statement/prospectus to be distributed to its shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. After the Registration Statement is declared effective, Bleichroeder will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders as of the record date established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to shareholders of Bleichroeder as of a record date to be established for voting on the business combination. Shareholders of Bleichroeder will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov

Participants in the Solicitation

Bleichroeder and its directors, executive officers, and other members of management, and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Management,” “Principal Shareholders,” and “Certain Relationships and Related Party Transactions” of the Final Prospectus filed by Bleichroeder with the SEC on January 8, 2026 and the Current Report on Form 8-K filed with the SEC on January 9, 2026, and each of which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the interests of participants in the proxy solicitation and their direct and indirect interests will be contained in the Registration Statement and the proxy statement/prospectus when they become available.

Pasqal, its directors, executive officers, other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies of Bleichroeder’s shareholders in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be included in the Registration Statement and the proxy statement/prospectus when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or exemptions therefrom. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

About STFC Hartree Centre

The Hartree Centre helps UK businesses and public sector organisations to explore and adopt supercomputing, data science, cloud, quantum and artificial intelligence (AI) technologies for enhanced productivity, smarter innovation and economic growth.

Backed by UK Government funding and strategic industry partnerships, the Hartree Centre is home to some of the most advanced digital technologies and experts in the UK.

As part of the Science and Technology Facilities Council and UK Research and Innovation, the Hartree Centre builds on a wealth of established scientific heritage and a network of international expertise, helping the UK to stay at the forefront of digital innovation.

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